Exhibit 99.46

PRESS RELEASE

Trading Symbol: SVM.TO	September 17, 2007

SILVERCORP DECLARES FIRST ANNUAL DIVIDEND AT $0.15

VANCOUVER, British Columbia — September 17, 2007 — Silvercorp Metals Inc. (the "Company" or "Silvercorp") announces that the Board of Directors have declared that an annual dividend of $0.15 per share will be paid to shareholders of record at the close of business on September 28, 2007. The payment date is scheduled on or before October 21, 2007.

This is the first time in the Company's history it has declared a dividend. The Company believes that the payment of dividends rewards shareholder loyalty and is a validation of the Company's cash generating capabilities. Silvercorp is a growing and profitable silver and base metals producing Company with the financial resources to return additional value to shareholders through the payment of dividends while continuing to fund new project acquisitions and development.

On August 31, 2007 the Company announced that it would be seeking shareholder approval for a 3:1 stock split at its upcoming Annual and Special General Meeting on September 28, 2007. In the event that the 3:1 stock split is approved and effective prior to the dividend payment date, the dividend will be adjusted to $0.05 per share to reflect the 3:1 stock split.

The declaration and amount of any future dividends will be at the discretion of the Directors.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. along with its subsidiary companies and joint ventures (collectively the "Company") are engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People's Republic of China. The Company is a reporting issuer in British Columbia, Alberta, Ontario, Nova Scotia, New Brunswick, Manitoba, Saskatchewan, and trades on the TSX Exchange under the symbol "SVM". The Company is on the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca. Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.